UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            _______________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 4)
                            _______________________

                         GARDEN RIDGE CORPORATION
                               (Name of Issuer)

                         COMMON STOCK, PAR VALUE $.01
                        (Title of Class of Securities)

                                   36541P104
                                (CUSIP Number)
                            _______________________

                             ROBERT M. HIRSH, ESQ.
                   PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                            NEW YORK, NY 10019-6064
                           TEL. NO.:  (212) 373-3000
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)
                            _______________________

                               OCTOBER 24, 1996
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
statement because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement [   ].  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 8 Pages

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                               SCHEDULE 13D

CUSIP NO.  36541P104                                Page    2   of   8   Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Teribe Limited

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[   ]
                                                                       (b)[   ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

        WC
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  [   ]
    ITEMS 2(d) or 2(e)


6   CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands
                     7   SOLE VOTING POWER

    NUMBER OF                2,084,776
     SHARES          8   SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH                  0
    REPORTING        9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                   2,084,776
                    10   SHARED DISPOSITIVE POWER

                                 0
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,084,776
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.71% */
14  TYPE OF REPORTING PERSON

         CO
__________________

          */Percentage based on 17,810,766 shares shown as outstanding at September 6, 1996 on the Issuer's Form 10-Q report for its fiscal quarter ended July 28, 1996.


                              Page    2   of   8   Pages

                  AMENDMENT NO. 4 TO SCHEDULE 13D

           This Amendment No. 4 amends the Statement on Schedule 13D, as previously amended by Amendments No. 1, No. 2 and No. 3 thereto, relating to the beneficial ownership by Teribe Limited, a British Virgin Islands international business company ("Teribe"), of shares of Common Stock, par value $.01 per share, of Garden Ridge Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended.

ITEM 1.    SOURCE AND AMOUNT OF FUNDS OR
           OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety to read as follows:

           Teribe acquired 335,000 Shares in the Company's initial public offering in May 1995. Teribe obtained the funds for the purchase of such Shares entirely from its own resources.

           On August 31, 1995, Teribe acquired beneficial ownership of an additional 336,442 Shares following the release of such Shares from a management agreement and the distribution of such Shares to Teribe by two entities (the "Direct Holders") in which Teribe has an ownership interest. Prior to such release and distribution, the 336,442 Shares (as well as certain other Shares of the Company) were subject to a management agreement with Three Cities Holding Limited (the "management company"). Pursuant to the management agreement, the management company had the sole right to vote and dispose of such Shares. On August 31, 1995, certain Shares subject to the management agreement (including the 336,442 Shares referred to above) were released from the management agreement for no consideration and were distributed to the holders of such Shares. Such distribution included the distribution of the 336,442 Shares to the Direct Holders. Such entities subsequently distributed such Shares to Teribe for no consideration.

           Teribe sold an aggregate of 131,442 Shares on various dates in September, October and November 1995, reducing its beneficial ownership following such sales to 540,000 Shares.

           In March 1996, and effective as of March 22, 1996, an additional 119,795 Shares that were subject to the management agreement and held by the Direct Holders were released from the management agreement and distributed to Teribe for no consideration, increasing the number of Shares beneficially owned by Teribe to 659,795 Shares.

           On June 14, 1996, an additional 157,843 Shares subject to the management agreement and held by the Direct Holders were released from the management agreement and distributed to Teribe for no consideration, increasing the number of Shares beneficially owned by Teribe to 817,638 Shares. As a result of a 2-for-1 stock split that was effected as of June 14, 1996, Teribe beneficially owned 1,635,276 Shares as of such date.

           On various dates in July and August 1996, Teribe acquired on the open market an aggregate of 105,000 Shares, thereby increasing its beneficial ownership following such purchases to 1,740,276 Shares.

           Between October 21, 1996 and October 24, 1996, Teribe purchased an additional 344,500 Shares on the open market, increasing its beneficial ownership to 2,084,776 Shares as of October 24, 1996.

                              Page    3   of   8   Pages

Teribe obtained the funds for the purchase of such Shares, as well as for the purchase of the Shares it acquired in July and August 1996, entirely from its own resources.

ITEM 4.PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated in its entirety to read as follows:

           The purpose of the acquisition of the Shares by Teribe in the initial public offering was for investment. Teribe acquired beneficial ownership of the Shares distributed in August 1995, March 1996 and June 1996, and the Shares it acquired from July 1996 through October 24, 1996, for investment and for possible resale from time to time in open market transactions or otherwise as market conditions warrant.

           Except as described above, Teribe has no plans or proposals which relate to or would result in:

           (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

           (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

           (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

           (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (e) Any material change in the present capitalization or dividend policy of the Company;

           (f) Any other material change in the Company's business or corporate structure;

           (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

           (h) Causing a class of securities of the Company to be delisted from a National Securities Exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered National Securities Association;

           (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

           (j)  Any action similar to any of those enumerated above.


                              Page    4   of   8   Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety to read as follows:

          (b) After giving effect to the transactions described in Item 3, as of October 24, 1996 Teribe beneficially owned 2,084,776 (11.71%) of the outstanding shares of Common Stock of the Company.

          (c) Teribe has sole power to vote, direct the vote of, dispose of or direct the disposition of any and all Shares held by Teribe.

          (d) Except as described in Item 3, neither Teribe, nor to the best knowledge of Teribe, any of the persons listed in Item 2(a) has effected any transaction in the Common Stock of the Company within the past 60 days.

          (e) Except as set forth in this Item 5, to the best knowledge of Teribe, none of the persons named in Item 2(a) beneficially owns any shares of Common Stock of the Company. On the basis of its control, through an intermediate holding company, of Teribe, the board of directors of EQ may be deemed to have the ultimate power to direct the voting or disposition, as well as the application of dividends from, or the proceeds of the sale of, the Shares owned by Teribe.

          (f)  Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.



          EXHIBIT NO.    DESCRIPTION OF EXHIBIT

          Exhibit 1      Power of Attorney dated October 15, 1996


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



                             SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 1996

                         TERIBE LIMITED


                         By: /s/ H. Whitney Wagner
                            -------------------------
                            Name:  H. Whitney Wagner
                            Title: Attorney-in-Fact


                              Page    6   of   8   Pages

                         INDEX TO EXHIBITS



EXHIBIT NO.           DESCRIPTION OF EXHIBIT                SEQUENTIAL NO.


      1               Power of Attorney dated October
                      15, 1996





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